# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC., CIK 0001512499
CUSIP: 535219109
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11 W 42nd Street, Suite 22 B3, New York, New York (NY), 10036
Date of event which requires filing of this statement: 02/04/2026
Filed by CIK 0001639304
Persons authorized to receive notices and communications: Sven-Olof Lindblad, c/o Lindblad Expeditions Holdings, Inc., 11 W 42nd Street, Suite 22 B3, New York, New York (NY), 10036, 212.261.9048

## Reporting persons
- Lindblad Sven-Olof (CIK 0001639304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,783,962; shared voting power 0; sole dispositive power 10,783,962; shared dispositive power 0; aggregate amount beneficially owned 10,783,962 (16.7% of the class)
  Comment: (a) The calculation of the foregoing percentage is based on 64,400,000 shares of the Issuer's Common Stock outstanding on February 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC.
Address of issuer's principal executive offices: 11 W 42nd Street, Suite 22 B3, New York, New York (NY), 10036
Comment: The class of equity securities to which this Amendment No. 7 to Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.0001 per share ("Common Stock"), of Lindblad Expeditions Holdings, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11 W 42nd Street, Suite 22 B3, New York, NY 10036.

## Item 2. Identity and Background
Name of person filing: Lindblad Sven-Olof
Residence or business address: 11 W 42nd Street, Suite 22 B3, New York, NY 10036
Present principal occupation or employment: The Reporting Person is the former Chief Executive Officer and a current member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously reported, the Reporting Person received 14,125,827 shares of Common Stock upon consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of March 9, 2015 (the "Merger Agreement"), by and among Capitol Acquisition Corp. II, a Delaware corporation ("Capitol"), Argo Expeditions, LLC ("LLC Sub"), a wholly-owned subsidiary of Capitol, Argo Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of LLC Sub, and Lindblad Expeditions, Inc., a New York corporation ("Lindblad"). A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

As previously reported, the Reporting Person is also party to a Registration Rights Agreement in respect of the shares of Common Stock he received in the Mergers. Such rights include two demand registration rights and unlimited "piggy-back" registration rights. A copy of the Registration Rights Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

On January 10, 2017, the Reporting Person contributed 716,500 shares of Common Stock to the Issuer to fund the Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan, which was approved by the Issuer's stockholders on June 2, 2016, without any cost or charge, pursuant to a Contribution Agreement dated as of July 6, 2016, by and between the Issuer and Sven-Olof Lindblad. Copies of the Lindblad Expeditions Holdings, Inc. 2016 CEO Share Allocation Plan and the Contribution Agreement are filed as Exhibits 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

From time to time, the Reporting Person has made and may continue to make, charitable donations of shares of Common Stock for no consideration.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain, donate or sell all or a portion of the securities then held, in the open market (pursuant to a 10b5-1 plan or otherwise) or in privately negotiated transactions. Further, the Reporting Person may engage in the transfer of shares to entities controlled by him or others for estate planning purposes. In addition, the Reporting Person, in his position as a director of the Issuer, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger or reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer's board of directors.

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.
Transactions in the class effected during the past sixty days:
The Reporting Person made the following sales pursuant to a 10b5-1 Plan:

Date: February 4, 2026
Transaction: Sale of 28,002 shares
Price: A weighted average price of $17.6069

Date: February 3, 2026
Transaction: Sale of 127,310 shares
Price: A weighted average price of $17.3845

Date: February 2, 2026
Transaction: Sale of 114,659 shares
Price: A weighted average price of $17.1796

Date: February 2, 2026
Transaction: Sale of 118,846 shares
Price: A weighted average price of $17.3515

Date: January 30, 2026
Transaction: Sale of 78,283 shares
Price: A weighted average price of $16.6594

Date: January 29, 2026
Transaction: Sale of 105,356 shares
Price: A weighted average price of $16.8405

Date: January 28, 2026
Transaction: Sale of 86,639 shares
Price: A weighted average price of $16.2942

Date: January 27, 2026
Transaction: Sale of 44,002 shares
Price: A weighted average price of $15.9808

Date: January 26, 2026
Transaction: Sale of 42,903 shares
Price: A weighted average price of $16.0324

Date: January 23, 2026
Transaction: Sale of 36,066 shares
Price: A weighted average price of $16.0834

Date: January 22, 2026
Transaction: Sale of 62,100 shares
Price: A weighted average price of $16.4767

Date: January 21, 2026
Transaction: Sale of 75,314 shares
Price: A weighted average price of $16.0349

Date: January 20, 2026
Transaction: Sale of 80,520 shares
Price: A weighted average price of $15.6688
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Plan of Merger (incorporated by reference from Schedule 13D filed July 9, 2015)
Registration Rights Agreement (incorporated by reference from Schedule 13D filed July 9, 2015)
Contribution Agreement (incorporated by reference from Form 10-Q filed August 8, 2016)
CEO Share Plan (incorporated by reference from Proxy filed April 15, 2016)

## Signatures
- Lindblad Sven-Olof: /s/Sven-Olof Lindblad, Self (02/10/2026)